August 6, 2010
VIA EDGAR
Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Campbell Strategic Allocation Fund, L.P. File No. 333-166320 Campbell Global Trend Fund, L.P. File No. 333-166321
     Attached are the change pages reflecting the Staff’s comments of today. As we discussed, after the Staff’s review of these, if you confirm that there are no further comments we will refile the cover page of the Registration Statement for the Campbell Global Trend Fund, L.P. and the signature page of Part II. The remaining changes, as well as those provided to the Staff earlier this week and the updated performance information, will be reflected in the final prospectus filed pursuant to Rule 424(b). We request that the effective date for the funds be August 6, 2010.
Very truly yours,
/s/ Thomas P. Lloyd
Thomas P. Lloyd
General Counsel
Campbell & Company, Inc.
2850 Quarry Lake Drive
Baltimore, Maryland 21209

Strategic Allocation Fund

Nature of Payment	Recipient	Amount of Payment
Initial Selling Fee	Selling Agents	Selling Agents shall receive from the Strategic Allocation Fund, in conjunction with the sale of Units, an initial selling fee of up to 4% of the gross offering proceeds of the Units sold by the Selling Agents.
On-going Selling Fee	Selling Agents	Selling Agents shall receive from the Strategic Allocation Fund an on-going selling fee (commencing the 13th month after sale of each unit) of 0.334% of the month-end net asset value of the Units sold and outstanding, subject to a limit of 5% of the gross offering proceeds of the Units sold.
Transaction ~~and Non transaction~~ based Compensation to Wholesalers	Wholesalers	Wholesalers will receive transaction ~~and non-transaction~~ based compensation of up to 0.~~75~~576% of the gross proceeds of the Units sold.
Non-Transaction based Compensation to Wholesalers	Wholesalers	Wholesalers will receive non-transaction based compensation of up to 0.174% of the gross offering proceeds of all Units sold.
Expense Reimbursements for selling agent training and education meetings, travel expenses and legal expenses	General Partner	The general partner will be reimbursed for expenses incurred by its affiliated wholesalers and by unaffiliated selling agents, for training and education meetings, travel expenses and legal expenses of up to 0.25% of the gross offering proceeds of the Units sold. When added with the initial and on-going selling fees and transaction and non-transaction based payments to wholesalers, the total amount shall not exceed 10% of the gross offering proceeds of the Units sold.

Global Trend Fund

Nature of Payment	Recipient	Amount of Payment
Initial Selling Fee	Selling Agents	Selling Agents shall receive from the Global Trend Fund, in conjunction with the sale of Units, an initial selling fee of up to 2% of the gross offering proceeds of the Class A (USD), B (USD) and A (GLD) Units sold by the Selling Agents.
On-going Selling Fee	Selling Agents	Selling Agents shall receive from the Global Trend Fund an on-going selling fee (commencing the 13th month after sale of each unit) of 0.167% of the month-end net asset value of the Class A (USD), B (USD) and A (GLD) Units sold and outstanding, subject to a limit of 6% of the gross offering proceeds of the Class A (USD) and A (GLD) Units sold and 7% of the gross offering proceeds of the Class B (USD) Units sold.
Transaction ~~and Non transaction~~ based Compensation to Wholesalers	Wholesalers	Wholesalers will receive transaction ~~and non transaction~~ based compensation of up to 0.576%~~75%~~ of the gross offering proceeds of the Class A (USD), B (USD) and A (GLD) Units sold, and up to 1.826%~~3%~~ of the of the gross offering proceeds of the Class C (USD), ~~and~~ B (GLD)~~Units sold~~, and ~~up to 6% of the of the gross offering proceeds of the Class~~ D (USD) Units sold.
Non-transaction based Compensation to Wholesalers	Wholesalers	Wholesalers will receive non-transaction based compensation of up to 0.174% of the gross offering proceeds of all Units sold.
Expense Reimbursements for selling agent training and education meetings, travel expenses and legal expenses	General Partner	The general partner will be reimbursed for expenses incurred by its affiliated wholesalers and by unaffiliated selling agents, for training and education meetings, travel expenses and legal expenses of up to 0.25% of the gross offering proceeds of the Class A (USD), Class B (USD),~~and~~ Class A (GLD), ~~Units sold, up to 1.0% of the gross offering proceeds of the~~ Class C (USD), Class B (GLD), and ~~Units sold, and up to 4% of the gross offering proceeds of the~~ Class D (USD) Units sold. When added with initial and on-going selling fees and transaction and non-transaction based payments to wholesalers, the total amount shall not exceed 10% of the gross offering proceeds of the Units sold.
Broker –Dealer Custodial Fee	Selling Agent/Custodian	Selling Agents and/or custodians will receive a broker-dealer custodial fee of 0.0208% of the month-end net asset value of the Class A (USD), Class C (USD), Class A (GLD) and Class B (GLD) Units sold and outstanding, subject to a limit of 1% of the gross offering proceeds of Class A (USD) Units and Class A (GLD) Units sold and a limit of 6% of the gross offering proceeds of Class C (USD) and Class B (GLD) Units sold.

There are no other items of compensation paid in respect of the sale of the Funds’ Units.

Items of Compensation Pursuant to FINRA RULE 2310
The following tables set forth the items of compensation, and the maximum amounts thereof in respect of the offering of the Units of the Funds, paid to members of FINRA pursuant to FINRA Rule 2310 on a fund-by-fund and class-by-class basis. These items of compensation are set forth in detail below and more fully described above. In the following tables, CFS stands for Campbell Financial Services, Inc., a broker-dealer that is wholly owned by Campbell & Company, Inc.
Strategic Allocation Fund

			Transaction ~~and~~	Non-
			~~Non-transaction~~	transaction
			based	based	Expense
			Compensation	Compensation	Reimbursements
	On-going		to	to	for selling agent
	Selling Fee		Registered	Registered	training and
	(commencing		Representatives	Representatives	education
Initial	the 13 month		of	of	meetings, travel
Selling	after the sale		CFS, including	CFS, including	expenses and
Fee	of each unit)	Custodial Fee	wholesalers	wholesalers	legal expenses	Total
4% of the gross offering proceeds of the units sold.	0.334% of the month-end net asset value of the Units sold and outstanding, subject to a limit of 5% of the gross offering proceeds of the Units sold.	This item of compensation not paid by these Units.	Up to ~~0.75~~ 0.576% of the gross proceeds of the Units sold.	Up to 0.174% of the gross proceeds of the Units sold.	Up to 0.25% of the gross offering proceeds of the Units sold.	Up to 10% of the gross proceeds of the Units sold. Maximum estimated amount of $10,000,000.

Global Trend Fund — Class A (USD) and Class A (GLD)

Non-
			Transaction ~~and~~	transaction
			~~Non-transaction~~	based	Expense
			based	Compensation	Reimbursements
	On-going		Compensation to	to	for selling agent
	Selling Fee		Registered	Registered	training and
	(commencing		Representatives	Representatives	education
Initial	the 13 month		of	of	meetings, travel
Selling	after the sale	Custodial	CFS, including	CFS, including	expenses and
Fee	of each unit)	Fee	wholesalers	wholesalers	legal expenses	Total
2% of the gross offering proceeds of the units sold.	0.167% of the month-end net asset value of the Units sold and outstanding, subject to a limit of 6% of the gross offering proceeds of the Units sold.	0.0208% of the month-end net asset value of the Units sold and outstanding, subject to a limit of 1% of the gross offering proceeds of the Units sold.	Up to 0.576% ~~0.75%~~ of the gross proceeds of the Units sold.	Up to 0.174% of the gross proceeds of the Units sold.	Up to 0.25% of the gross offering proceeds of the Units sold.	Up to 10% of the gross proceeds of the Units sold. Maximum estimated amount of $10,000,000.

Global Trend Fund — Class B (USD)

Non-
			Transaction ~~and~~	transaction
			~~Non-transaction~~	based	Expense
			based	Compensation	Reimbursements
	On-going		Compensation to	to	for selling agent
	Selling Fee		Registered	Registered	training and
	(commencing		Representatives	Representatives	education
Initial	the 13 month		of	of	meetings, travel
Selling	after the sale		CFS, including	CFS, including	expenses and
Fee	of each unit)	Custodial Fee	wholesalers	wholesalers	legal expenses	Total
2% of the gross offering proceeds of the units sold.	0.167% of the month-end net asset Value of the Units sold and outstanding, subject to a limit of 7% of the gross offering proceeds of the Units sold.	This item of compensation not paid by these Units.	Up to 0.576%~~0.75%~~ of the gross proceeds of the Units sold.	Up to 0.174% of the gross proceeds of the Units sold.	Up to 0.25% of the gross offering proceeds of the Units sold.	Up to 10% of the gross proceeds of the Units sold. Maximum estimated amount of $10,000,000.

Global Trend Fund — Class C (USD) and Class B (GLD)

			Transaction ~~and~~	Non-
			~~Non-transaction~~	transaction
			based	based	Expense
			Compensation	Compensation	Reimbursements
	On-going		to	to	for selling agent
	Selling Fee		Registered	Registered	training and
	(commencing		Representatives	Representatives	education
Initial	the 13 month		of	of	meetings, travel
Selling	after the sale	Custodial	CFS, including	CFS, including	expenses and
Fee	of each unit)	Fee	wholesalers	wholesalers	legal expenses	Total
This item of compensation not paid by these Units.	This item of compensation not paid by these Units.	0.0208% of the month-end net asset value of the Units sold and outstanding, subject to a limit of 6% of the gross offering proceeds of the Units sold.	Up to 1.826%~~3%~~ of the gross proceeds of the Units sold.	Up to 0.174% of the gross proceeds of the Units sold.	Up to 0.25~~1~~% of the gross offering proceeds of the Units sold.	Up to 8.25~~10~~% of the gross proceeds of the Units sold. Maximum estimated amount of $~~10,000~~ 8,250,000.

Global Trend Fund — Class D (USD)

			Transaction ~~and~~	Non-
			~~Non-transaction~~	transaction
			based	based	Expense
			Compensation	Compensation	Reimbursements
	On-going		to	to	for selling agent
	Selling Fee		Registered	Registered	training and
	(commencing		Representatives	Representatives	education
Initial	the 13 month		of	of	meetings, travel
Selling	after the sale		CFS, including	CFS, including	expenses and
Fee	of each unit)	Custodial Fee	wholesalers	wholesalers	legal expenses	Total
This item of compensation not paid by these Units.	This item of compensation not paid by these Units.	This item of compensation not paid by these Units.	Up to 1.826%~~6%~~ of the gross proceeds of the Units sold.	Up to 0.174% of the gross proceeds of the Units sold.	Up to ~~4~~0.25% of the gross offering proceeds of the Units sold.	Up to ~~10~~2.25% of the gross proceeds of the Units sold. Maximum estimated amount of $~~10,000~~2,250,000.

Global Trend Fund — Total

Non-
			Transaction	transaction
			based	based	Expense
			Compensation	Compensation	Reimbursements
	On-going		to	to	for selling agent
	Selling Fee		Registered	Registered	training and
	(commencing		Representatives	Representatives	education
Initial	the 13 month		of	of	meetings, travel
Selling	after the sale		CFS, including	CFS, including	expenses and
Fee	of each unit)	Custodial Fee	wholesalers	wholesalers	legal expenses	Total
Up to 1.0% of the gross offering proceeds of the Units sold	Up to 3.167% of the gross offering proceeds of the Units sold	Up to 2.333% of the gross offering proceeds of the Units sold	Up to 1.201% of the gross proceeds of the Units sold.	Up to 0.174% of the gross proceeds of the Units sold.	Up to 0.25% of the gross offering proceeds of the Units sold.	Up to 8.125% of the gross proceeds of the Units sold Maximum estimated amount of approximately $48,747,300.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated ~~July 14~~August 6, 2010.

CAMPBELL STRATEGIC ALLOCATION FUND, L.P.

CAMPBELL GLOBAL TREND FUND, L.P.

	Maximum Available Units	Minimum Initial Investment	Minimum Additional Investment	Price Per Unit
Campbell Strategic Allocation Fund, L.P.	$100,000,000	N/A	$1,000

Campbell Global Trend Fund, L.P. Class A (USD)[1]	$100,000,000	$1,000 from IRAs and other tax-exempt accounts	$1,000	Net Asset Value

Campbell Global Trend Fund, L.P. Class B (USD)[1]	$100,000,000

Campbell Global Trend Fund, L.P. Class C (USD)[1]	$100,000,000	$5,000 from all other investors

Campbell Global Trend Fund, L.P. Class D (USD)[1]	$100,000,000			Initial Offering-$1,000[3] Continuous Offering-Net Asset Value

Campbell Global Trend Fund, L.P. Class A (GLD)[2]	$100,000,000	$50,000	$10,000

Campbell Global Trend Fund, L.P. Class B (GLD)[2]	$100,000,000

[1] These Units will be exchanged for Global Trend Fund Class E (USD) Units as described in this disclosure document.~~The Class E (USD) Units are not being offered by this disclosure document.~~
[2] These Units will be exchanged for Global Trend Fund Class C (GLD) Units as described in this disclosure document.~~The Class C (GLD) Units are not being offered by this disclosure document.~~
[3] This price has been arbitrarily determined inasmuch as the Units have no inherent value other than their subscription price until trading.

The Offerings

The Units are being offered on a best efforts basis without any firm underwriting commitment through selling agents which are registered broker-dealers and members of the Financial Industry Regulatory Authority. The offering of units for both Funds will terminate on the third anniversary of this registration statement unless prior thereto, a new registration statement is filed. Campbell & Company may suspend, limit or terminate the continuing offerings at any time.

Strategic Allocation Fund:  The Strategic Allocation Fund is being offered only to existing investors during the continuing offering.

Global Trend Fund:  The Global Trend Fund is offered in two separate Series — the Global Trend Series (USD) and the Global Trend Series (GLD), as described below:

Global Trend Series (USD):  Campbell & Company began trading the Global Trend Series (USD) as of June 1, 2010 by investing $7,500,000 in Class A (USD) and $7,500,000 in Class C (USD). Each of the Classes of the Global Trend Series (USD) is now being offered continuously.

Global Trend Series (GLD):  Units of each Class of the Global Trend Series (GLD) will initially be offered for a period ending ninety days from the date hereof, unless such date is extended by Campbell & Company for up to an additional ninety days. Subscription funds received during the initial offering period will be deposited in escrow accounts at PNC Bank, National Association, the escrow agent, and held there until the funds are released for trading purposes or returned to the payors of such funds in case of rejection. The initial offering period may be shorter if the subscription minimum of $15,000,000 is reached before the end of the initial offering period. If the subscription minimum is not reached, Campbell & Company may purchase Units with an aggregate initial Unit value in an amount equal to the difference between the actual total dollar amount of Units subscribed for during the initial offering period and $15,000,000. If the subscription minimum is not met by the end of the initial offering period, all subscriptions for this Series will be promptly returned to subscribers, with interest. After the end of the initial offering period, each of the Classes will be offered continuously.

The Risks

These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. Before you decide whether to invest, read this entire prospectus carefully and consider “The Risks You Face” on page 18 and “Conflicts of Interest” on page 52.

•	The Funds are speculative and leveraged.

•	Past results of Campbell & Company are not necessarily indicative of future performance of the Funds, and the Funds’ performance can be volatile. As of the date of this disclosure document, the Global Trend Series (GLD) has no trading history. Past results of one Fund are not necessarily indicative of the future performance of that Fund or of the other Fund.

•	You could lose all or a substantial amount of your investment in either Fund.

•	By offering the Global Trend Series (GLD) neither the Fund nor Campbell & Company is making any recommendation or providing any investment or other advice with respect to the possible future performance of gold, gold futures, or any other gold-related product, nor is it a prediction or recommendation as to the future performance of the U.S. Dollar. This Series is offered solely to provide a gold-denominated exposure to the Campbell Trend Following Portfolio to those investors who prefer to have their investments denominated in gold, as opposed to the U.S. Dollar.

•	The long gold futures position in the Global Trend Series (GLD) is not an actively managed position. Its performance depends entirely on the performance of a long-only exposure to gold futures.

•	Gold prices historically have been extremely volatile and have fluctuated widely in recent years. A drop in the price of gold may cause significant loss in an investment of the Global Trend Fund’s Global Trend Series (GLD).

•	The trend following portion of the Global Trend Fund’s Global Trend Series (GLD) may also contain gold positions.

•	Campbell & Company has total trading authority over the Funds and the Funds are dependent upon the services of Campbell & Company. The use of a single advisor could mean lack of diversification and, consequently, higher risk.

•	There is no secondary market for the Units and none is expected to develop. While the Units have redemption rights, there are restrictions and possible fees assessed.

•	There are restrictions on transferring units in the Funds.

•	Substantial expenses must be offset by trading profits and interest income.

•	A substantial portion of the trades executed for the Funds takes place on foreign exchanges. No U.S. regulatory authority or exchange has the power to compel the enforcement of the rules of a foreign board of trade or any applicable foreign laws.

•	Campbell & Company has full control over the management of the Funds and gives no management role to limited partners.

•	The Funds are subject to conflicts of interest. There are no independent experts representing investors.

You are required to make representations and warranties relating to the suitability of this investment for you. You are encouraged to discuss this investment with your financial, legal and tax adviser.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

CAMPBELL & COMPANY, INC.
General Partner of both Funds
~~July 30~~August 6, 2010

GLOBAL TREND FUND SUMMARY

This summary, which highlights information contained elsewhere in this prospectus, is intended for quick reference only. The remainder of this prospectus contains more detailed information; you should read the entire prospectus, including all exhibits to the prospectus, before deciding to invest in any Units. This prospectus is dated ~~July 30~~August 6, 2010.

General — Global Trend Fund

The Campbell Global Trend Fund L.P., (the “Global Trend Fund”, was formed as a Delaware series limited partnership on December 1, 2009. The Global Trend Fund issues units of limited partnership interest, which represent units of fractional undivided limited partnership interest in the Global Trend Fund. The Global Trend Fund will continue in existence unless terminated in certain circumstances. The principal offices of the Global Trend Fund are located at c/o Campbell & Company, Inc., 2850 Quarry Lake Drive, Baltimore, Maryland 21209, and its telephone number is (410) 413-2600. The books and records of the Global Trend Fund are maintained at the offices of Campbell & Company, its general partner, promoter and trading advisor. As the promoter, the general partner is not receiving anything of value, directly or indirectly, outside of the fee for acting as general partner and trading advisor to the Global Trend Fund.

The Global Trend Fund currently consists of two series (“Series”) — the Global Trend Series (USD) and the Global Trend Series (GLD). The general partner has formed the Global Trend Fund as a series limited partnership pursuant to and in accordance with the provisions of the Delaware Revised Uniform Limited Partnership Act (6 Del. C. § 17-101 et seq., as amended from time to time, the “Act”). The Act provides for the limitation of liability of each Series to the debts, liabilities, obligations and expenses of such Series and not those of any other Series or the Global Trend Fund in general. The Global Trend Series (USD) seeks to provide investors with a U.S. Dollar-denominated exposure to the Campbell Trend Following Portfolio. The Global Trend Series (USD) will trade pursuant to the Campbell Trend Following Portfolio. The Trend Following Portfolio includes both traditional trend following and factor based trend following models. The Campbell Trend Following Portfolio employs the same traditional and factor-based trend following models that the FME Large Portfolio employs, but does not employ the macroeconomic-based models employed by the FME Large Portfolio.

The Global Trend Series (GLD) trades the Trend Following (GLD) Portfolio, which seeks to provide investors with a gold-denominated exposure to the Campbell Trend Following Portfolio. The gold-denominated exposure is achieved by first converting the investors’ U.S. Dollar investment to an exposure to gold by purchasing long positions in gold futures with a value approximately equal to the net asset value of that Series. The Global Trend Series (GLD) then seeks appreciation through a 100% overlay of the Campbell Trend Following Portfolio. The trading advisor will adjust the Global Trend Series (GLD)’s respective allocations to gold and the Trend Following Portfolio at the beginning of each month to reflect additions to and redemptions of Series capital, as well as to reflect profits and losses from the Series’ long gold futures and its futures and currencies trading activities and interest income as of the end of the preceding month so as to maintain a gold futures position with a value approximately equal to the Series’ net asset value at the beginning of each month.

The Global Trend Series (USD) consists of five classes of limited partnership Units: Class A (USD) Units, Class B (USD) Units, Class C (USD) Units, Class D (USD) Units and Class E (USD) Units. Only Class A (USD) Units, Class B (USD) Units, Class C (USD) Units and Class D (USD) Units are being offered hereby and each of them is being offered to new investors in the Global Trend Fund. Class E (USD) Units ~~are not being offered by this disclosure document but~~ will be issued in exchange for Class A (USD) Units, Class B (USD) Units, Class C (USD) Units and Class D (USD) Units in certain circumstances which are described in this disclosure document. The Global Trend Series (GLD) consists of three classes of limited partnership Units: Class A (GLD) Units, Class B (GLD) Units and Class C (GLD) Units. Only Class A (GLD) Units and Class B (GLD) Units are being offered hereby and each of them is being offered to new investors in the Global Trend Fund. Class C (GLD) Units ~~are not being offered by this disclosure document but~~ will be issued in exchange for Class A (GLD) Units and Class B (GLD) Units in certain circumstances which are described in this disclosure document. The selling agents will offer the Global Trend Series (GLD) Units at a price of $1,000 per unit of Units of each Class during the initial offering period. This price has been arbitrarily determined inasmuch as the Units have no inherent value other than their subscription price until trading begins. Units sold during the continuing offering period will be sold at a price equal to the net asset value per unit of more from either the prior year-end or the prior month-end Unit value or there is a material change in the advisory agreement with Campbell & Company or otherwise affecting the compensation to any party, including Campbell & Company, Campbell & Company will suspend trading activities, notify all limited partners of the relevant facts within seven business days and declare a special redemption period.

FEDERAL INCOME TAX ASPECTS

The following discussion has been prepared by Sidley Austin LLP, tax counsel to Campbell & Company, and summarizes the material federal income tax consequences to individual (non-corporate) investors in the Funds. To the extent the discussion relates to matters of United States law or legal conclusions and subject to certain qualifications, it represents the opinion of Sidley Austin LLP. Sidley Austin LLP’s opinion is filed as an exhibit to the registration statement related to the Units offered hereby. A complete discussion of all U.S. federal, state, local or foreign aspects of an investment in the Funds is beyond the scope of this summary, and prospective investors are advised to consult their tax advisors as to their particular circumstances.

The Funds’ Partnership Tax Status

In the opinion of Sidley Austin LLP, the Strategic Allocation Fund is classified as a partnership for federal income tax purposes. In the opinion of Sidley Austin LLP either the Global Trend Fund itself or, alternatively, each Series of the Global Trend Fund separately, is classified as a partnership for federal income tax purposes. Campbell & Company intends to treat each Series of the Global Trend Fund as a separate partnership for federal income tax purposes, and intends to cause federal income tax returns to be filed on that basis, subject to changes or clarifications in the existing federal income tax law.

None of the Strategic Allocation Fund, the Global Trend Fund itself nor any Series of the Global Trend Fund will be considered a publicly traded partnership taxable as a corporation for federal income tax purposes based on the type of income expected to be earned. Therefore, none of the Strategic Allocation Fund, the Global Trend Fund itself nor any Series of the Global Trend Fund will be subject to any federal income tax.

For purposes of the remainder of this section under the caption “Federal Income Tax Aspects”, the term “Fund” shall mean the Strategic Allocation Fund and each Series of the Global Trend Fund. Each Fund’s taxable year is the calendar year and each Fund will prepare its partnership return using the accrual method of accounting.

Taxation of Limited Partners on Profits and Losses of the Funds

Each limited partner of a Fund will be subject to tax on his share of such Fund’s annual income and gains, if any, even if the limited partner does not redeem any Units or receive any cash distributions from such Fund.

Each Fund generally allocates its gains and losses equally to each Unit. However, a limited partner who redeems any Units will be allocated gains and losses in order that the amount of cash a limited partner receives for a redeemed Unit equals the limited partner’s adjusted tax basis allocable to the redeemed Unit. For this purpose, a limited partner’s adjusted tax basis in a redeemed Unit equals the amount originally paid for the Unit, increased by income or gains allocated to the Unit and decreased (but not below zero) by distributions, deductions or losses allocated to the Unit.

Fund Losses by Limited Partners

A limited partner may deduct Fund losses only to the extent of his aggregate tax basis in his Units. Generally, a limited partner’s tax basis is the amount paid for the Units reduced (but not below zero) by his share of any Fund distributions, deductions or losses and increased by his share of a Fund’s income and gains. However, a limited partner subject to “at-risk” limitations (generally, non-corporate taxpayers and closely-held corporations) can only deduct losses to the extent he is “at-risk.” The “at-risk” amount is similar to tax basis, except that it does not include any amount borrowed on a non-recourse basis or from someone with an interest in the Fund in which the limited partner is invested.

“Passive-Activity Loss Rules” and Their Effect on the Treatment of Income and Loss

The trading activities of a Fund are not a “passive activity.” Accordingly, the passive activity loss rules will not prevent a limited partner from deducting Fund losses against his other taxable income (subject to capital loss and other limitations that may apply). However, a limited partner cannot offset losses from other “passive activities” against Fund income and gains.

beginning at the end of the thirteenth full month after the Units were sold. The Global Trend Fund also will pay ongoing payments to selling agents (or their assignees) in return for providing continuing services to the limited partners of up to 2% of the Global Trend Fund Class A (USD) Units’, Class B (USD) Units’ and/or Class A (GLD) Units’ average month-end net asset value per annum. Such selling agents may pay all or a portion of such ongoing payments to certain account executives.

The amount paid to selling agents on Strategic Allocation Fund Units sold pursuant to this disclosure document will not, however, exceed 9.0% of the gross offering proceeds of the Strategic Allocation Fund sold pursuant to this prospectus. Once the 9.0% threshold is reached with respect to a Strategic Allocation Fund Unit sold pursuant to this disclosure document, the selling agent will receive no future compensation and amount that would otherwise be paid to the selling agent for that Unit will instead be rebated to the Strategic Allocation Fund (up to 4%) for the benefit of all holders of Strategic Allocation Fund Units.

The Global Trend Fund will pay underwriting compensation pursuant to FINRA Rule 2310 to a number of parties. Total underwriting compensation for a number of the classes will be up to 10% of the gross offering proceeds of the Units sold in that class. However, total underwriting compensation for the Fund as a whole will not exceed 8.125% of the gross offering proceeds of all Units sold of the Fund. (See Items of Compensation Pursuant to FINRA Rule 2310).

The amount paid to selling agents on Global Trend Fund Class A (USD) Units, Class B (USD) Units and Class A (GLD) Units sold pursuant to this prospectus will not, however, exceed 8.0% of the gross offering proceeds of the Global Trend Fund Class A (USD) Units and Class A (GLD) Units and 9.0% of the gross offering proceeds of the Global Trend Fund Class B (USD) Units sold pursuant to this disclosure document. In addition, the amount paid to selling agents for the broker-dealer custodial fee on Class A (USD) Units, Class C (USD) Units, Class A (GLD) Units and Class B (GLD) Units sold pursuant to this prospectus will not, however, exceed 1.0% of the gross offering proceeds of Class A (USD) Units and Class A (GLD) Units and 6% of the gross offering proceeds of Class C (USD) Units and Class B (GLD) Units.

Once total underwriting compensation, including, but not limited to, the fees mentioned in the preceding paragraph, paid on any Class A (USD) Unit, Class B (USD) Unit, Class C (USD) Unit, Class D (USD) Unit, Class A (GLD) Unit or Class B (GLD) Unit reaches ~~10% of the gross offering proceeds~~ any applicable limit, (1) the Class A (USD) Unit, Class B (USD) Unit, Class C (USD) Unit or Class D (USD) Unit will automatically be re-designated as Class E (USD) Units, which are identical to Class A (USD) Units, Class B (USD) Units, Class C (USD) Units and Class D (USD) Units except that Class E (USD) Units do not pay any offering expenses, selling agent fee, broker-dealer custodial fee payable to the selling agents and, if applicable, redemption fees, and (2) the Class A (GLD) Unit or Class B (GLD) Unit will automatically be re-designated as Class C (GLD) Units, which are identical to Class A (GLD) Units and Class B (GLD) Units, except that Class C (GLD) Units do not pay any offering expenses, selling agent fee, broker-dealer custodial fee payable to the selling agents and, if applicable, redemption fees.

Selling agents and registered representatives as described above may receive additional selling commissions from Campbell & Company, paid on the same basis as the ongoing payments, provided that the maximum compensation to be paid to underwriters and related persons regardless of the source of payment, including, but not limited to, wholesaling salaries, bonus or sales incentives, sales commissions, expense reimbursements, and continuing compensation to non-duly registered selling agents, will not exceed 10% (or such lower amount as set forth in this prospectus) of the initial gross proceeds of such Units’ initial sales price. Such ongoing payments, salaries and bonuses, and additional selling commissions may be deemed to constitute underwriting compensation.

Certain of the offering expenses paid by Campbell & Company might be deemed to constitute costs properly allocated to the accounts of the selling agents. Such costs will, for example, cover the expenses of producing a selling brochure, organizing seminars to promote the Funds and related travel expenses. Such costs are estimated at approximately $150,000 for the Global Trend Fund and $100,000 for the Strategic Allocation Fund, and in no event will the aggregate amount of (i) such costs and (ii) the selling commission exceed, over the life of the Fund, 10% of the gross proceeds of the offering of the Units of the Strategic Allocation Fund or 8.125% of the gross offering proceeds of the Units of the Global Trend Fund.

CAMPBELL GLOBAL TREND FUND, L.P.

NOTES TO FINANCIAL STATEMENT

Note 1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General Description of the Fund

Campbell Global Trend Fund, L.P. (the Fund) was formed as a Delaware series limited partnership pursuant to and in accordance with the provisions of the Delaware Revised Uniform Limited Partnership Act (the Act) on December 1, 2009. The Fund consists of two series (“Series”) — the Global Trend Series (USD) and the Global Trend Series (GLD). The Act provides for the limitation of liability of each Series of the Fund to the debts, liabilities, obligations and expenses of such Series and not those of any other Series or the Fund in general. The Fund intends to operate as a commodity investment pool and engage in the speculative trading of futures and forward currency contracts.

The Global Trend Series (USD) seeks appreciation through trading a diversified portfolio of global futures and currencies pursuant to both traditional trend following and factor based trend following models (the Trend Following Portfolio).

The Global Trend Series (GLD) trades the Trend Following (GLD) Portfolio, which seeks to provide investors with a gold-denominated exposure to the Trend Following Portfolio. The gold-denominated exposure is achieved by maintaining an exposure to gold by purchasing long positions in gold futures with a value approximately equal to the net asset value of the Series. The Global Trend Series (GLD) then seeks appreciation through a 100% overlay of the Trend Following Portfolio.

The Global Trend Series (USD) consists of five classes of limited partnership Units: Class A (USD) Units, Class B (USD) Units, Class C (USD) Units, Class D (USD) Units and Class E (USD) Units. ~~Only Class A (USD) Units, Class B (USD) Units, Class C (USD) Units and Class D (USD) Units will be offered.~~ Class E (USD) Units ~~are not being offered for sale but~~ will be issued in exchange for Class A (USD) Units, Class B (USD) Units, Class C (USD) Units and Class D (USD) Units in certain circumstances.

The Global Trend Series (GLD) consists of three classes of limited partnership Units: Class A (GLD) Units, Class B (GLD) Units and Class C (GLD) Units. ~~Only Class A (GLD) Units, Class B (GLD) Units, Class C (GLD) Units and Class D (GLD) Units will be offered.~~ Class C (GLD) Units ~~are not being offered for sale but~~ will be issued in exchange for Class A (GLD) Units and Class B (GLD) Units in certain circumstances.

B.	Proposed Public Offering of Units of Limited Partnership Interest

The Fund is in the process of filing a registration statement with the Securities and Exchange Commission. Each Class of Units will be sold at $1,000 per unit during the initial offering period and at the net asset value per unit during the continuous offering period.

C.	Regulation

As a registrant with the Securities and Exchange Commission, the Fund will be subject to the regulatory requirements under the Securities Act of 1933 and the Securities Exchange Act of 1934. As a commodity investment pool, the Fund will be subject to the regulations of the Commodity Futures Trading Commission, an agency of the United States (U.S.) government which regulates most aspects of the commodity futures industry; rules of the National Futures Association, an industry self-regulatory organization; and the requirements of the various commodity exchanges where the Fund executes transactions.

Additionally, the Fund will be subject to the requirements of futures commission merchants (brokers) and interbank market makers through which the Fund trades.

EXHIBIT F
Signature Page

CGTF
SUBSCRIPTION AGREEMENT
IMPORTANT: READ REVERSE SIDE BEFORE SIGNING

The investor named below, by execution and delivery of this Subscription Agreement, by payment of the purchase price for Units of Limited Partnership Interest in Campbell Global Trend Fund, L.P. and by either (i) enclosing a check payable to “Campbell Global Trend Fund, L.P.,” or (ii) authorizing the Selling Agent (or Additional Seller, as the case may be) to debit investor’s customer securities account in the amount set forth below, hereby subscribes for the purchase of units at net asset value per unit. The named investor further acknowledges receipt of the prospectus dated ~~July 30~~ August 6, 2010, including the Global Trend Fund’s Limited Partnership Agreement, the Subscription Requirements and the Subscription Agreement set forth therein, the terms of which govern the investment in the units being subscribed for hereby.

1) Total Amount of: Class A (USD) Units $	Class B (USD) Units $	Class C (USD) Units $	Class D (USD) Units $

   (minimum of $1,000 from IRAs and other tax-exempt accounts and $5,000 from all other investors; $1,000 for additional investments)

Class A (GLD) Units $ Class B (GLD) Units $	(minimum of $50,000; $10,000 for additional investments)

Class E (USD) and Class C (GLD) Units ~~are not being offered in the prospectus and~~ will be issued in exchange for Class A (USD), B (USD), C (USD), D (USD), A (GLD) and B (GLD) Units in certain circumstances which are described in the prospectus.

2)	Account # (must be completed) ☐ If payment is made by debit to investor’s securities account, check box

3) Social Security # - -	Taxpayer ID # - -

	Joint Accounts[1]	Trust Accounts2 or 3
☐ Individual[1] ☐ UGMA/UTMA[3] ☐ Corporation or Limited Liability Company[2] ☐ Partnership[2] ☐ Estate[2]	☐ Tenants by/in Entirety ☐ Tenants in Common ☐ Joint Tenancy with Rights of Survivorship ☐ Community Property	☐ Revocable or Grantor ☐ Other than Revocable or Grantor

IRA Accounts[3]	Pension/Profit Sharing Plans
☐ Traditional ☐ Rollover	☐ SEP[3] ☐ 401(k)[2]	Note: In connection with any subscription, the general partner, in its sole discretion, may request a subscriber to provide appropriate authorization documents.
☐ Roth	☐ DBP/DCP[2] ☐ Simple IRA[3]
[1] Primary Owner’s Social Security Number is required. [2] EIN/TIN is required. [3] Beneficial Owner’s Social Security Number and Custodian’s TIN are required.

4) ☐ Check here if this is an addition to an existing account. Partner #:

4a) ☐ Check here if this account is related to an existing account. Partner #:

5) Limited Partner Name

6)	Additional Information (For Estates, Partnerships, Trusts and Corporations)

7)	Resident Address of Limited Partner

Street (P.O. Box not acceptable)	City State Zip Code

8)	Mailing Address (if different)
                                                            Street                                                                                                                         City                                State                         Zip Code

9)	Custodian Name and Mailing Address

Name	Street City State Zip Code

10)
INVESTOR(S) MUST SIGN

X	X
Signature of Investor Date Telephone No.	Signature of Joint Investor (if any) or Custodian Date

Executing and delivering this Subscription Agreement shall in no respect be deemed to constitute a waiver of any rights under the Securities Act of 1933 or under the Securities Exchange Act of 1934.

UNITED STATES INVESTORS ONLY:

I have checked the following box if I am subject to backup withholding under the provisions of Section 3406(a)(1)(C) of the Internal Revenue Code:  ☐. Under penalties of perjury, by signature above I hereby certify that the Social Security Number or Taxpayer ID Number next to my name is my true, correct and complete Social Security Number or Taxpayer ID Number and that the information given in the immediately preceding sentence is true, correct and complete.

NON-UNITED STATES INVESTORS ONLY:

Under penalties of perjury, by signature above I hereby certify that (a) I am not a citizen or resident of the United States or (b) (in the case of an investor which is not an individual) the investor is not a United States corporation, partnership, estate or trust.

11)
FINANCIAL ADVISOR MUST SIGN

I hereby certify that I have informed the investor of all pertinent facts relating to the risks, tax consequences, liquidity, marketability, management and control of the General Partner with respect to an investment in the units, as set forth in the prospectus dated ~~July 30~~ August 6, 2010. I have also informed the investor of the unlikelihood of a public trading market developing for the units. I have reasonable grounds to believe, based on information obtained from this investor concerning his/ her investment objectives, other investments, financial situation and needs and any other information known by me, that investment in the Fund is suitable for such investor in light of his/ her financial position, net worth and other suitability characteristics.

The Financial Advisor MUST sign below in order to substantiate compliance with FINRA Rule 2310.

X	X
Financial Advisor Signature Date	Office Manager Signature Date
(if required by Selling Agent procedures)

12)
Selling Firm	F.A. Name	F.A. Number
(print clearly for proper credit)

F.A. Phone F.A. Fax F.A. Email Address

F.A. Address (for confirmations)	Street (P.O. Box not acceptable) City State Zip Code

F-2